Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2026

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended March 31,
	2026	2025
Revenue	€106,764	€78,240
Revenue from related party	36,129	45,868
Total revenue	142,893	124,108

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	5,505	2,719
Selling and marketing, including related party (1)(3)	120,807	110,219
Technology and content, including related party (1)(2)(3)	14,303	13,401
General and administrative, including related party (1)(3)	10,996	7,331
Amortization of intangible assets (2)	1,279	—
Operating loss	(9,997)	(9,562)

Other income/(expense)
Interest expense	(25)	(3)
Interest income	584	736
Other, net	(244)	268
Total other income, net	315	1,001

Loss before income taxes	(9,682)	(8,561)
Benefit for income taxes	(2,422)	(2,050)
Loss before equity method investments	(7,260)	(6,511)
Loss from equity method investments	(30)	(1,284)
Net loss	€(7,290)	€(7,795)

Earnings per share available to common stockholders:
Basic	€(0.02)	€(0.02)
Diluted	(0.02)	(0.02)
Shares used in computing loss per share:
Basic	353,294	351,702
Diluted	353,294	351,702

	Three months ended March 31,
	2026	2025
(1) Includes share-based compensation as follows:
Cost of revenue	€29	€29
Selling and marketing	131	129
Technology and content	217	268
General and administrative	2,093	1,621

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€847	€781
Amortization of acquired technology and other assets included in amortization of intangible assets	1,279	—

(3) Includes related party expense as follows:
Selling and marketing	€8	€21
Technology and content	160	501
General and administrative	27	23
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive loss
(€ thousands, unaudited)

	Three months ended March 31,
	2026	2025
Net loss	€(7,290)	€(7,795)
Other comprehensive income/(loss):
Currency translation adjustments, net	441	(226)
Total other comprehensive income/(loss)	441	(226)
Comprehensive loss	€(6,849)	€(8,021)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of March 31, 2026	As of December 31, 2025
Current assets:
Cash and cash equivalents	€136,048	€130,936
Restricted cash	92	135
Accounts receivable, net of allowance for credit losses of €877 and €838 at March 31, 2026 and December 31, 2025, respectively	58,991	42,680
Accounts receivable, related party	25,460	21,786
Short-term investments	2,163	11,876
Tax receivable	126	307
Prepaid expenses and other current assets	10,082	6,369
Total current assets	232,962	214,089

Property and equipment, net	8,674	8,810
Operating lease right-of-use assets	36,999	37,631
Deferred income taxes	3,432	2,438
Equity method investments	4,843	4,877
Investments and other assets	2,531	2,636
Intangible assets, net	73,336	74,171
Goodwill	14,017	13,797
TOTAL ASSETS	€376,794	€358,449

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€45,509	€34,142
Income taxes payable	5,399	6,867
Deferred revenue	5,378	3,927
Payroll liabilities	4,336	4,042
Accrued expenses and other current liabilities	10,022	10,504
Advances from travelers	48,793	34,535
Operating lease liability	2,515	2,486
Total current liabilities	121,952	96,503

Operating lease liability	33,235	33,856
Deferred income taxes	12,469	14,190
Other long-term liabilities	622	601

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized,116,028,455 and 115,621,475 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	6,962	6,937
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	142,486	142,486
Reserves	694,886	692,845
Contribution from Parent	122,307	122,307
Accumulated other comprehensive loss	(525)	(966)
Accumulated deficit	(757,600)	(750,310)
Total stockholders' equity	208,516	213,299
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€376,794	€358,449
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended March 31, 2026	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2026	€6,937	€142,486	€692,845	€(750,310)	€(966)	€122,307	€213,299
Net loss				(7,290)			(7,290)
Other comprehensive income (net of tax)					441		441
Share-based compensation expense			2,273				2,273
Issuance of common stock related to exercise of options and vesting of RSUs	25		(25)				—
Withholdings on net share settlements of equity awards			(207)				(207)
Balance at March 31, 2026	€6,962	€142,486	€694,886	€(757,600)	€(525)	€122,307	€208,516

Three months ended March 31, 2025	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2025	€6,843	€142,486	€687,232	€(761,530)	€267	€122,307	€197,605
Net loss				(7,795)			(7,795)
Other comprehensive loss (net of tax)					(226)		(226)
Share-based compensation expense			1,740				1,740
Issuance of common stock related to exercise of options and vesting of RSUs	21		(21)				—
Withholdings on net share settlements of equity awards			(278)				(278)
Balance at March 31, 2025	€6,864	€142,486	€688,673	€(769,325)	€41	€122,307	€191,046
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended March 31,
	2026	2025
Operating activities:
Net loss	€(7,290)	€(7,795)
Adjustments to reconcile net loss to net cash used in:
Depreciation (property and equipment and internal-use software and website development)	1,098	1,018
Amortization of intangible assets	1,279	—
Share-based compensation	2,470	2,047
Deferred income taxes	(2,665)	(2,267)
Other, net	346	890
Changes in operating assets and liabilities:
Accounts receivable, including related party	(19,846)	(17,822)
Prepaid expenses and other assets	(3,578)	(698)
Accounts payable	10,980	10,870
Taxes payable/receivable, net	(1,287)	(219)
Advances from travelers	13,538	—
Other changes in operating assets and liabilities, net	994	(125)
Net cash used in operating activities	(3,961)	(14,101)

Investing activities:
Purchase of investments	(2,136)	—
Proceeds from sales and maturities of investments	11,963	—
Capital expenditures, including internal-use software and website development	(936)	(962)
Other investing activities, net	4	6
Net cash provided by/(used in) investing activities	8,895	(956)

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(207)	(283)
Other financing activities, net	(24)	(22)
Net cash used in financing activities	(231)	(305)

Effect of exchange rate changes on cash	366	(135)
Net increase/(decrease) in cash, cash equivalents and restricted cash	5,069	(15,497)
Cash, cash equivalents and restricted cash at beginning of the period	131,071	134,087
Cash, cash equivalents and restricted cash at end of the period	€136,140	€118,590

Supplemental cash flow information:
Cash received for interest	€807	€700
Cash paid for taxes, net of (refunds)	1,540	396
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of March 31, 2026, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.1% and 83.9%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with Securities and Exchange Commission (“SEC”) rules. The condensed consolidated balance sheet as of December 31, 2025 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2025, previously filed with the SEC.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, income taxes, and share-based compensation.
Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three months ended March 31, 2026 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2025, except as updated below.
Adoption of new accounting pronouncements
Credit Losses. We did not elect to apply the practical expedient provided by ASU 2025-05. As such, there was no impact to our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2026.
Recent accounting pronouncements not yet adopted
Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03 which requires enhanced disaggregated disclosures regarding income statement expenses in a tabular format. The new guidance requires relevant expense captions to be disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. Additionally, entities are required to disclose their selling expenses and their definition of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Internal-Use Software. In September 2025, the FASB issued ASU 2025-06, which updates the accounting guidance for costs incurred in the development of internal-use software. The new guidance eliminates the requirement to categorize costs by project stage and instead allows entities to capitalize costs when management has authorized and committed funding for a software project and it is probable the project will be completed and used as intended, unless significant development uncertainty exists. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2027, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Government Grants. In December 2025, the FASB issued ASU 2025-10, which provides authoritative guidance on the recognition, measurement, and presentation of a grant received by a business entity from a government. The new guidance standardizes the GAAP treatment of grants, replacing ad hoc IAS 20/ASC 958 analogies and improving comparability. The update is effective for fiscal years beginning after December 15, 2029, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains, and independent hotels, as well as individual travelers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 25% of total revenues for the three months ended March 31, 2026, compared to 35% in the same period in 2025. Expedia Group and its affiliates represent 30% and 34% of total accounts receivable as of March 31, 2026 and December 31, 2025, respectively.

Booking Holdings and its affiliates represent 38% of total revenues for the three months ended March 31, 2026, compared to 39% in the same period in 2025. Booking Holdings and its affiliates represent 22% of total accounts receivable as of March 31, 2026 and December 31, 2025.
Deferred revenue
As of December 31, 2025, the deferred revenue balance was €3.9 million, €2.6 million of which was recognized as revenue during the three months ended March 31, 2026.
Foreign currency transaction gains and losses
Foreign currency transaction gains and losses presented within other income and expense, net for the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31,
(in thousands)	2026	2025
Foreign exchange gains/(losses), net	€(244)	€264

Note 3: Holisto Acquisition
On July 31, 2025, we exercised our share purchase option and acquired all remaining outstanding equity interests in Holisto Ltd. ("Holisto"). As a result, Holisto became our wholly owned and consolidated subsidiary and was subsequently renamed to trivago DEALS Ltd.
Supplemental Pro Forma Information
The following table presents unaudited supplemental pro forma consolidated revenue and net loss for the three months ended March 31, 2025 as if the Holisto acquisition had occurred on January 1, 2024.

Three months ended March 31,
(in thousands)	2025
Revenue	€126,969
Net loss	(11,406)
The unaudited pro forma consolidated revenue reflects actual revenues prior to the Holisto acquisition, adjusted to eliminate intercompany transactions between trivago and Holisto that would have been eliminated had the entities been consolidated since January 1, 2024. The unaudited pro forma net loss is adjusted to (i) include amortization of acquired intangible assets and (ii) exclude net loss from the Holisto equity method investment and intercompany transactions between trivago and Holisto.
The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of the period nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated costs savings from synergies or other operational improvements.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

March 31, 2026
(in thousands)	Level 2
Cash equivalents:
Term deposits	€76,056
Short-term investments:
Term deposits	2,163
Investments and other assets:
Term deposits	1,351
Total	€79,570

December 31, 2025
(in thousands)	Level 2
Cash equivalents:
Term deposits	€80,000
Short-term investments:
Term deposits	11,876
Investments and other assets:
Term deposits	1,351
Total	€93,227
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as our equity method investment, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 5: Prepaid expenses and other current assets

(in thousands)	March 31, 2026	December 31, 2025
Prepaid advertising	€2,226	€289
Other prepaid expenses	7,077	5,179
Other assets	779	901
Total	€10,082	€6,369

Note 6: Property and equipment, net

(in thousands)	March 31, 2026	December 31, 2025
Building and leasehold improvements	€4,041	€4,151
Capitalized software and software development costs	35,672	34,799
Computer equipment	16,191	16,233
Furniture and fixtures	3,102	3,088
Subtotal	59,006	58,271
Less: accumulated depreciation	50,332	49,461
Property and equipment, net	€8,674	€8,810

Note 7: Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of March 31, 2026 and December 31, 2025:

(in thousands)	March 31, 2026	December 31, 2025
Goodwill	€14,017	€13,797
Intangible assets with indefinite lives	45,345	45,345
Intangible assets with definite lives, net	27,991	28,826
Total	€87,353	€87,968
The following table presents the changes in goodwill by reporting unit:

(in thousands)	trivago DEALS
Balance as of January 1, 2026	€13,797
Foreign exchange translation	220
Balance as of March 31, 2026	€14,017
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.

Our definite-lived intangible assets relate principally to acquired developed technology, trademarks, and partnership agreements from the acquisition of trivago DEALS.
The following table presents the components of our intangible assets with definite lives as of March 31, 2026:

	March 31, 2026			December 31, 2025
(in thousands)	Cost	(Accumulated amortization)	Net	Cost	(Accumulated amortization)	Net
Developed technology	€26,386	€(2,567)	€23,819	€25,971	€(1,459)	€24,512
Trademark/domain	476	(92)	384	468	(52)	416
Partnership and other agreements	4,196	(408)	3,788	4,130	(232)	3,898
Total	€31,058	€(3,067)	€27,991	€30,569	€(1,743)	€28,826
The amortization expense was €1.3 million for the three months ended March 31, 2026. The estimated future amortization expense related to intangible assets with definite lives as of March 31, 2026, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2026	€3,942
2027	5,255
2028	5,203
2029	5,097
2030	5,097
2031	3,397
Total	€27,991

Note 8: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended March 31,
(in thousands)	2026	2025
Equity classified awards	€2,273	€1,740
Liability classified awards	197	307
Total share-based compensation expense	€2,470	€2,047
Share-based award activity
The following table presents a summary of our share option activity for the three months ended March 31, 2026:

	Options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2026	31,111,665	0.94
Granted	6,833,330	0.49
Exercised (1)	5,480	0.06
Balance as of March 31, 2026	37,939,515	0.86	6	4,953
(1) Inclusive of 2,315 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of March 31, 2026:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	29,779,515	1.00	7	3,666
Currently Exercisable	14,806,105	1.58	7	2,406

The following table presents a summary of our restricted stock unit (RSU) activity for the three months ended March 31, 2026:

	RSUs	Weighted average grant date fair value	Weighted average remaining time to vest
		(in €)	(in years)
Balance as of January 1, 2026	5,922,025	0.63
Granted	17,773,670	0.49
Vested (1)	825,755	0.65
Forfeited	8,460	0.82
Balance as of March 31, 2026	22,861,480	0.52	2
(1) Inclusive of 421,940 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
On February 1, 2026, equity awards were granted to our managing directors consisting of share options totaling 6,833,330 Class A shares, which vest annually in two equal increments beginning on June 30, 2028. Additionally, RSUs were granted totaling 7,958,380 Class A shares, which vest annually in two equal increments beginning on June 30, 2028, and an additional 6,563,620 Class A shares, which cliff vest on June 30, 2027.

Note 9: Income taxes
Income tax benefit was €2.4 million during the three months ended March 31, 2026, compared to €2.1 million in the same period in 2025. The total weighted-average tax rate for the three months ended March 31, 2026 was 35.8%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended March 31, 2026 was 25.0%, compared to 23.9% in the same period in 2025. The change in effective tax rate during the three months ended March 31, 2026 compared to the same period in 2025 is primarily related to changes in current and deferred tax adjustments, including the impact of the trivago DEALS acquisition, and the difference in the amount of pre-tax loss between periods.
The difference between the weighted average tax rate and the effective tax rate for the three months ended March 31, 2026 is primarily attributable to share-based compensation expense, which is not deductible for tax purposes.

Note 10: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.
As of March 31, 2026, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to "Note 1 - Organization and basis of presentation" for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of March 31, 2026, had an ownership interest and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares ('ADS') program is one ADS to five Class A shares.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method. In periods when we recognize a net loss, we exclude the impact of outstanding stock-based awards from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

The following table presents our basic and diluted earnings per share:

	Three months ended March 31,
(€ thousands, except per share data)	2026	2025
Numerator:
Net loss	€(7,290)	€(7,795)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	353,294	351,702
Diluted	353,294	351,702

Net loss per share:
Basic	€(0.02)	€(0.02)
Diluted	(0.02)	(0.02)
For the three months ended March 31, 2026 and 2025, approximately 57 million and 34 million of outstanding stock-based awards, respectively, have been excluded from the calculations of diluted net loss per share because their effect would have been antidilutive.

Note 12: Commitments and contingencies
Legal proceedings
A class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. A pre-trial case management hearing took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. In 2025, the parties ceased the mediation procedures and continued the court proceedings with the next hearing scheduled in the second quarter of 2026.

We have also received demand letters and arbitration demands from claimants alleging violations of the California Invasion of Privacy Act related to the Company’s use of certain website technologies. On March 18, 2026, an initial group of arbitration demands was filed with the American Arbitration Association and additional threatened claims have been asserted but not filed. We believe we have substantial defenses, including challenges to the enforceability of arbitration agreements for certain claimants and consent-related defenses for others. The proceedings are in early stages and no determinations have been made regarding whether the claims are subject to arbitration or the merits of the underlying allegations.

Note 13: Related party transactions
Expedia Group
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including brands Expedia, Hotels.com, Wotif and Vrbo. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €36.1 million for the three months ended March 31, 2026, compared to €43.4 million in the same period in 2025. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue from Expedia Group represented 25% of our total revenue for the three months ended March 31, 2026, compared to 35% in the same period in 2025.
For the three months ended March 31, 2026 and 2025, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of March 31, 2026 and December 31, 2025 were €25.5 million and €21.8 million, respectively.
UBIO Limited
We have a commercial agreement with UBIO Limited to increase the number of directly bookable rates available on our website. The agreement includes an annual minimum commitment of €0.2 million (GBP 0.2 million). Operating expenses related to this partner were €0.1 million for the three months ended March 31, 2026 compared to €0.2 million in the same period in 2025.
Holisto Limited
Related-party revenue, consisting mainly of click-through fees and operating expenses related to interface development services, were €2.5 million and €0.3 million, respectively, for the three months ended March 31, 2025.

Note 14: Segment information
Management has identified three reportable segments: Americas, Developed Europe, and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates. Our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment.
Our chief operating decision makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Product Officer. We determined our operating segments based on how our CODMs manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, ("ROAS") contribution, for each of our reportable segments, which compares Referral Revenue before intersegment eliminations to Advertising Spend. ROAS contribution includes the allocation of Referral Revenue based on the domain of the website accessed or location of the user performing the search.
Our CODMs use ROAS contribution to allocate resources for each reportable segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the trivago Core segments. The CODMs also use ROAS contribution to assess the performance for each trivago Core segment.
Our segment disclosures include intersegment Referral Revenue from our trivago DEALS operating segment. All expenses except for Advertising Spend are excluded from reportable segment operating performance and are included in our segment reconciliations below.
The following tables present our segment information for the three months ended March 31, 2026 and 2025. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our CODMs.

	Three months ended March 31, 2026
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€59,410	€52,443	€23,041	€134,894
Intersegment Referral Revenue	1,651	3,039	130	4,820
	€61,061	€55,482	€23,171	€139,714

Reconciliation of revenue
Other revenues				7,999
Elimination of intersegment Referral Revenue				(4,820)
Total consolidated revenue				€142,893

Less:
Advertising Spend	46,801	47,804	20,837
ROAS contribution	€14,260	€7,678	€2,334	€24,272
Costs and expenses:
Cost of revenue, including related party, excluding amortization				5,505
Other selling and marketing, including related party (1)				5,365
Technology and content, including related party				14,303
General and administrative, including related party				10,996
Amortization of intangible assets				1,279
Operating loss				€(9,997)
Other income/(expense)
Interest expense				(25)
Interest income				584
Other, net				(244)
Loss before income taxes				€(9,682)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended March 31, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€52,297	€44,913	€26,184	€123,394

Reconciliation of revenue
Other revenues				714
Total consolidated revenue				€124,108

Less:
Advertising Spend	39,031	43,719	21,770
ROAS contribution	€13,266	€1,194	€4,414	€18,874
Costs and expenses:
Cost of revenue, including related party, excluding amortization				2,719
Other selling and marketing, including related party (1)				5,699
Technology and content, including related party				13,401
General and administrative, including related party				7,331
Operating loss				€(9,562)
Other income/(expense)
Interest expense				(3)
Interest income				736
Other, net				268
Loss before income taxes				€(8,561)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 15: Subsequent events
On April 30, 2026, our supervisory board authorized repurchases of up to €20 million in aggregate purchase price of our ADSs, with each ADS representing five Class A shares. The final program parameters, including the price range and timing, are expected to be set in May 2026, with repurchases, if any, commencing thereafter, subject to market conditions and applicable law.
On May 5, 2026, we filed an antitrust damages claim against Google before the Regional Court of Hamburg, Germany. The claim seeks damages for losses suffered by trivago as a result of Google's alleged anticompetitive self-preferencing practices in the hotel metasearch market. The outcome of the litigation is inherently uncertain, and there can be no assurance as to the timing, outcome, or ultimate recovery of proceeds, if any, from these proceedings. Any potential recovery of proceeds is a gain contingency. Accordingly, no amounts have been recognized as of the date of this report, and none will be recognized until realized or realizable.